AVANI INTERNATIONAL GROUP, INC.

108-2419 Bellevue Ave.

West Vancouver, B.C. V7V 4T4 Canada

(604) 913-2386

January 18, 2011

Mr. Dave Walz, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Avani International Group, Inc. (“Company”)

Dear Mr. Walz:

Please refer to the Company’s Form 8-K/A filed on January 11, 2010 (“Form 8-K/A Filing”) along with the Comment Letter dated December 2, 2010 from the Securities and Exchange Commission. With respect to the foregoing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

Sincerely,

Sincerely,

/s/ Michael Cartmel

Michael Cartmel

President